July 25, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	James Giugliano
Suying Li
Rebekah Reed
Taylor Beech

Re:	Delixy Holdings Limited
Draft Registration Statement on Form F-1
Submitted June 5, 2024
CIK No. 0002025218

Dear Mr. Giugliano, Ms. Li, Ms. Reed and Ms. Beech:

This letter is in response to your letter on July 2, 2024, in which you provided comments to the Draft Registration Statement on Form F-1 of Delixy Holdings Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on June 5, 2024 (the “Draft Registration Statement”). On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form DRS/A (“DRS/A”). We set forth below in bold the comments in your letter relating to the Draft Registration Statement followed by our responses to the comments.

Draft Registration Statement

Cover Page

1.	Where you discuss the post-offering ownership of Dongjian Xie, please revise to acknowledge, if true, that Mr. Xie will have the ability to control the outcome of matters requiring shareholder approval and to discuss “controlled company” listing standard exemptions and whether you intend to rely upon them. Provide comparable disclosure on the alternate cover page of the resale prospectus. Additionally, please revise the reference to “controlling shareholders” on page 5 to reflect that you will have a single controlling shareholder.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure in the cover page and added a comparable disclosure on the alternate cover page of the resale prospectus to acknowledge that Mr. Xie will have the ability to control the outcome of certain matters requiring shareholder approval, and that as a “controlled company”, we are eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules. We have additionally stated that we do not intend to rely on these exemptions applicable to a “controlled company” and will instead rely on the exemptions provided to foreign private issuers to be exempt from the corporate governance requirements of the Nasdaq Capital Market listing rules. However, in the event we cease to be a foreign private issuer, we intend to rely on these exemptions applicable to a “controlled company”.

We have also revised the reference to “controlling shareholders” on page 5 of the DRS/A to “controlling shareholder”.

Prospectus Summary

Competitive Strengths, page 1

2.	Expand upon the nature of the “short term loan facilities available to the Group” and clarify whether you have contractual arrangements with respect to any loan facilities. In this regard, we note that you frame the availability of short term loans as a competitive strength, but no such facilities are disclosed as current funding sources in the notes to financial statements or MD&A. Make conforming revisions where you discuss your competitive strengths in the business disclosure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the MD&A at page 39 of the DRS/A and the Our Competitive Strengths section at page 62 of the DRS/A to disclose that from time to time, in recognition of our strong financial position, certain financial institutions have been willing to extend short term credit facilities to us. For both financial years ending December 31, 2022 and 2023 respectively, the utilization of these facilities are non-material. Further, as of December 31, 2023, and as of the date of this prospectus, the amount outstanding with respect to these credit facilities is zero.

Risk Factors
Risks Related to Our Business and Industry, page 9

3.	Where appropriate, disclose any material impact of import or export bans resulting from Russia’s invasion of Ukraine on any products or commodities, including energy from Russia, used in your business. Disclose the current and anticipated impact on your business, taking into account the availability of materials, cost of materials, costs and risks associated with transportation in your business, and the impact on margins and on your customers. In this regard, we note your statement on page 17 that you were not materially impacted by supply chain disruptions in light of Russia’s invasion of Ukraine, but at page 37 you attribute the decrease in revenues in 2023 to a decrease in international oil prices “mainly caused by the war between Russia and Ukraine” and at page 59 you state that crude oil prices are “greatly influenced” by certain geopolitical factors.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the risk factor “Our inability to predict accurately market demand may affect our business operations and financial performance” at page 12 of the DRS/A to disclose that Russia’s invasion of Ukraine had impacted demand for our crude oil and oil-based products, thereby leading to a decrease in revenue for the financial year ended December 31, 2023, consistent with our disclosure at page 37 of the DRS/A. For the avoidance of doubt, we do not source any of our products from suppliers in Russia or trade with any customers from Russia.

Additionally, we have revised the risk factor “Our business is subject to supply chain interruptions” at page 17 of the DRS/A to state that although our supply chains have been materially impacted by the war leading to an increase in procurement, transportation and labor costs, we were able to mitigate this impact due to our strong market position and pricing power, which allowed us to pass these costs on to our customers through back-to-back agreements. As a result, our business, results of operations and financial condition for the financial years ended December 31, 2022 and 2023 were not materially impacted by such increase in costs. However, we may not always be able pass all of our costs on, and our revenue and profitability may be affected by future supply chain disruptions if we are unable to manage such risks effectively. For clarity, we have also restated in this risk factor the indirect impact of such supply chain disruptions on the demand for our products and the subsequent impact on our revenue.

4.	We note from your risk factor disclosure that you may be adversely impacted by “a deterioration in general economic conditions” and that volatility in crude oil prices may be affected by “the level of economic activity in the markets [you] serve.” Given your statement that “the rise of inflation [has] resulted in extreme volatility in the global economy,” please update your risk factor disclosure where appropriate if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the risk factor “Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry” at page 12 of the DRS/A to state that although recent inflationary pressures have led to such increase in costs and impacted our operations, we have been able to mitigate this impact due to our strong market position and pricing power, which has allowed us to pass these costs on to our customers through back-to-back agreements. As a result, our profitability and operating results have not been impacted by recent inflationary pressures. However, we can provide no assurance that we will not be affected by such inflationary pressures in Singapore or globally in the future. In the event that the inflationary pressures continue to increase to any material extent, and we continue to pass along the increased costs to our customers, it may result in loss of sales and loss of customers, thereby adversely impacting our margins and results of operations. We have additionally revised our disclosure in the MD&A under “Impact of Inflation” at page 47 of the DRS/A for consistency with this risk disclosure at page 12 of the DRS/A.

Risks Related to Our Securities and This Offering
As a “controlled company” within the meaning of the Nasdaq Capital Market Rules..., page 21

5.	This risk factor states that you “intend to rely on” the controlled company listing rule exemption that your director nominees need not be selected or recommended solely by independent directors, but at page 5 you state that you intend to rely on controlled company exemptions only “if [you] cease to be a foreign private issuer.” Please revise throughout for consistency in your disclosure regarding which listing standard exemptions you expect to rely upon at the consummation of the offering.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the risk factor “As a “controlled company” within the meaning of the Nasdaq capital Market Rules…” at page 21 of the DRS/A to state that we do not intend to rely on these exemptions applicable to a “controlled company” and will instead rely on the exemptions provided to foreign private issuers to be exempt from the corporate governance requirements of the Nasdaq Capital Market listing rules. However, in the event we cease to be a foreign private issuer, we intend to rely on these exemptions applicable to a “controlled company”. In this regard, we have revised the rest of our statements relating to the controlled company exemptions for consistency, including our disclosure in the cover page, pages 5, 81, 83 of the DRS/A and the alternate cover page of the resale prospectus.

Dividends and Dividend Policy, page 30

6.	Although we note your statement that you “may not declare any dividends for the foreseeable future,” it appears that you have a history of paying cash dividends in 2023 and have declared additional cash dividends in 2024. Please indicate whether you currently expect that comparable cash dividends will continue to be paid in the future and, if not, the nature of the change in the amount or rate of cash dividend payments.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the Dividends and Dividend Policy section to state that we do not currently expect that comparable cash dividends will continue to be paid in the future, and that if we do decide to pay dividends in the future, the rate and amount we pay will be made taking into account the factors as stated on page 30 of the DRS/A.

Business
Our Business, page 64

7.	Please revise to provide a description of volatility in the prices of the principal raw materials in which you trade. Refer to Item 4.B.4 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure in the Business section under “Crude Oil” at page 64 of the DRS/A to state that crude oil prices are volatile and provided a description as to the factors affecting the price of crude oil. In terms of volatility, we note that throughout the period under review, being January 1, 2022 to December 31, 2023, brent crude traded between a high of US$134.72 per barrel to a low of US$70.96 per barrel, with an average price of US$91.89. This underscores the volatility in the prices of the principal raw materials which we trade in.

This is consistent with our disclosure in the risk factor “Fluctuations in the price of crude oil and oil-based products may adversely affect our business” at page 15 of the DRS/A. Additionally, we have revised section below under “Other Oil-Based Products” at page 65 of the DRS/A to explain that the prices of our oil-based products are correlated to crude oil prices and are similarly volatile.

Our Customers and Suppliers, page 65

8.	Revise to disclose, as you do in risk factors at pages 9-10, your dependence on a small number of key suppliers and customers, and state whether you have entered into any long-term or standing contractual agreements or arrangements with such suppliers. If so, describe the material terms of such arrangements and file the related agreements as exhibits to the registration statement, or tell us why you are not required to do so. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure in the Business section under “Our Customers and Suppliers” to state that although we maintain a close and longstanding relationship with our customers and suppliers and are reliant on a small number of key customers and suppliers, we do not enter into any long-term or standing contractual agreements with our customers and suppliers. This allows us to maintain our flexibility, respond quickly to market fluctuations and take advantage of arbitrage windows more effectively. Our sale and purchase agreements with our customers and suppliers respectively are governed by standard terms, with the material terms relating to the quantity and quality of the product, delivery, price, payment and inspection requirements. We have filed the Form of Purchase Agreement for crude oil and oil-based products as Exhibit 10.8 and the Form of Sale Agreement for crude oil and oil-based products as Exhibit 10.9. These are agreements that we regularly enter into with our key customers and suppliers for the purchase and sale of crude oil and oil-based products. We have provided a standard form contract for the Form of Sale Agreement. As for the Form of Purchase Agreement, we have redacted certain sensitive client information pertaining to their personal particulars as well as certain information related to pricing.

Our Business Process, page 65

9.	Please provide additional information regarding your agreements and/or arrangements with shipping, logistics, and other third party service providers, including whether you have entered into long-term or standing contractual arrangements with any such third parties. If so, disclose the material terms of such arrangements and file the related agreements as exhibits to the registration statement, or tell us why you are not required to do so. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation SK. Additionally, we note your discussion at page 11 of “strict regulations” and potential “significant environmental damage” that may occur in the transportation of crude oil and that “[you] are not liable for the satisfaction of such regulations and requirements by such third-party transport providers.” Please elaborate on how your arrangements with third parties shield you from liability in the event of failure to comply with regulations applicable to the transport and storage of crude oil.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we do not have any long-term or standing contractual arrangements with shipping, logistics, and other third party service providers. Instead, contractual arrangements with such third parties are entered into on a “spot basis” as and when required by our customers.

Generally, the regulations governing the transport and storage of crude oil are applicable to the vessel owners and storage facility owners, rather than to the charterers or end users. Specifically, in relation to the International Safety Management (ISM) Code, which provides an international standard for the safe management and operation of ships and for pollution prevention, our chartering agreement provides that any loss, damage, expense or delay caused by failure on the part of the owners to comply with the ISM Code shall be for the owner’s account. In addition, our purchase agreements with our suppliers will typically require that each vessel nominated to carry cargo must be owned or demise chartered by a member of the International Tanker Owners Pollution Federation Limited (ITOPF), and have in place adequate insurance cover for oil pollution in accordance with the rules of the International Group of P&I Clubs. Where the vessel does not meet such requirements, the supplier may refuse to load the vessel. We believe that our arrangements adequately prevent any non-compliance with regulations and protect us from liability in the event of any failure to comply with regulations applicable to the transport and storage of crude oil.

Regulatory Environment, page 70

10.	For each regulation discussed, please also disclose the material effects of the regulation upon your business. Refer to Item 4.B.8 of Form 20-F. Additionally, we note that you have limited this section to the “material laws and regulations applicable to our operations in Singapore.” To the extent that your operations are materially impacted by the laws and regulations of other jurisdictions, discuss those and their impacts upon your business as well. For example, you state on page 59 that, “Oil traders are required to adhere to environmental standards that encompass emissions, pollution control, and environmental impact,” but no such regulations are discussed in this section.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the Regulatory Environment section at page 70 of the DRS/A to state that there are no material effects of the regulations discussed under the Regulatory Environment section on our business. On the regulation of commodity trading, we have stated at page 71 of the DRS/A that the Company is exempted from the requirement to hold a spot commodity licence pursuant to Sections 14A(1) of the CTA since it carries out the trading for their own account and does not solicit any funds from any member of the public. The SFA and CTA prohibit matters relating to false trading, bucketing and other restricted activities which should not have any effect our business as we do not undertake such prohibited activity. On the regulations relating to the reporting of derivative contracts, we do not fall under the requirements of a “specified person”. The regulations on employment are generally applicable to all businesses in Singapore, which we believe we comply with. As we have applied to register our trademarks in Singapore, the laws relating to intellectual property have been included which sets out the general regime relating to trademark registration and infringement.

Given that our operations are based in Singapore, to the best of our knowledge, we are not materially impacted by the laws and regulations of other jurisdictions. In relation to the aforementioned statement in the Industry Overview section at page 59 of the DRS/A, we have deleted the relevant paragraph for accuracy.

Principal and Selling Shareholders, page 86

11.	Please revise the beneficial ownership table in this section to include all of the information required by Item 7.A of Form 20-F and clearly indicate which persons and entities are included because they beneficially own more than 5% of your shares. In this regard, we note that Novel Majestic is listed under “Named Executive Directors and Executive Officers” and other major shareholders, such as Mega Origin, are not included in the table. For any entities included in the table, disclose the natural persons with voting and/or dispositive control over the shares held by them.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the table in this section to indicate the entities, namely Mega Origin and Novel Majestic, who will beneficially own more than 5% of the shares of the Company. We have also disclosed the natural persons, namely Mr. Xie and Tran Tieu Cam, with voting and dispositive control over the shares held by the respective entities.

Selling Shareholders, page 86

12.	Revise to disclose the nature of any position, office, or other material relationship which any of the Selling Shareholders and/or the persons who have control over the Selling Shareholders has had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 9.D of Form 20-F. Provide this disclosure with respect to the Resale Shareholders and/or the persons who have control over the Resale Shareholders on page Alt-2 of the resale prospectus as well. Additionally, please revise both here and at page Alt-2 to disclose the natural persons with voting and/or dispositive control over the shares held by the Selling Shareholders and Resale Shareholders, respectively.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure at page 87 of the DRS/A to state that other than as indicated, none of the other Selling Shareholders and/or persons who have control over the Selling Shareholders has had, within the past three years, any relationship with the Company or any of the predecessors or affiliates. We have also revised our disclosure at page Alt-2 of the resale prospectus to state that neither of the Resale Shareholders nor the persons who have control over them has had, within the past three years, any material relationship with the Company or any of its predecessors or affiliates. Additionally, we have revised our disclosure at pages 86 of the DRS/A and Alt-2 of the resale prospectus to disclose the natural persons with voting and/or dispositive control over the shares held by the Selling Shareholders and Resale Shareholders, respectively.

Related Party Transactions, page 88

13.	Please revise to provide all of the information required by Item 7.B.2 of Form 20-F with respect to each related party loan disclosed in this section. For example, we note that the interest rate is not provided for certain loans, and there is no disclosure of amounts outstanding as of the latest practicable date. File any related agreements as exhibits to the registration statement. Additionally, please elaborate on the sale of property to Wisecome Oil Pte. Ltd., clarifying why you state that the sale took place on June 28, 2024, how this is consistent with your statement on page 69 that you “do not own any real property,” and how the sale “rationalize[s] the operations of [y]our Group in anticipation of [y]our listing.” Lastly, explain whether and how the $8,245,000 “dividend payables” on the consolidated balance sheet as of December 31, 2023 relates to the equivalent “dividend loan” due to Mega Origin Holdings Limited disclosed in this section.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the Related Party Transactions section at page 88 of the DRS/A to state the interest rate and the amounts outstanding as of December 31, 2023 and as of the latest practicable date.

The sale and purchase agreement for the property to Wisecome Oil Pte. Ltd. was signed on June 28, 2024, and the sale was completed on the same date. As of the latest practicable date therefore, we do not own any real property. Given that we are primarily engaged in the business of trading in crude oil and oil-based products, our oil traders need to remain mobile and responsive to market activity, and the sale of the property would enable us to allocate our resources more efficiently.

We have amended the $8,245,000 “dividend loan” due to Mega Origin Holdings Limited as disclosed in this section to “dividend payable” for consistency with the $8,245,000 dividend payables on the consolidated balance sheet as of December 31, 2023.

Shares Eligible for Future Sale
Resale Prospectus, page 101

14.	Your statement that, “Any shares sold by the Resale Shareholders until our Ordinary Shares are listed or quoted on an established public trading market will take place at the public offering price of the Offering Shares we are selling in our initial public offering,” is inconsistent with the indication on the resale prospectus alternate cover page that, “No shares may be sold by the Resale Shareholders until the initial public offering is completed...” Please clarify whether the Resale Shareholders may sell shares before the completion of the initial public offering and listing of your shares on Nasdaq, and revise for consistency accordingly.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our statement in the Shares Eligible for Future Sale “Resale Prospectus” section at page 101 of the DRS/A to state that no shares may be sold by the Resale Shareholders until our initial public offering is completed and our Ordinary Shares are listed or quoted on an established public trading market.

Report of Independent Registered Public Accounting Firm, page F-2

15.	Please have your auditor revise the opinion on the financial statements paragraph in their report to identify the financial statements, including consolidated statements of changes in shareholders’ equity, that have been audited. Refer to PCAOB AS 3101.08(b).

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended the opinion on the financial statements paragraph to include consolidated statements of changes in shareholders’ equity at page F-2 of the DRS/A.

Consolidated Statements of Cash Flow, page F-6

16.	You present interest income as cash inflows from investing activities and interest paid as cash outflows for financing activities. Please tell us your consideration of presenting these transactions as cash flows from operating activities in accordance with ASC 230-10-45-16 and 45-17.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the interest paid under financing activities is primarily related to early fund disbursement requests from the bank, with a minor portion related to bank interest charges from loan. The early fund disbursement request arises when the Company requests funds from its bank at a discounted rate against the letter of credit, the bank deducts a discount fee which is referred to the interest charge. Subsequently, the Company’s bank awaits reimbursement from the Customer’s bank by the due date. Since this request is related to the Company’s operational activities, we have amended the interest paid from financing activities to operating activities in accordance with ASC 230-10-45-17.

On the other hand, the interest income under investing activities pertains to interest received from bank fixed deposits, which are not related to the Company’s operations. Therefore, we have maintained this interest income under investing activities in accordance with ASC 230-10-45-16.

Plan of Distribution, page A-3

17.	Please revise to describe in further detail in this section the “lock up/leak out conditions” applicable to the Resale Shareholders that you reference.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the Plan of Distribution section at page A-3 of the DRS/A to describe in further detail the lock up conditions applicable to the Resale Shareholders. All of our Resale Shareholders, including Cosmic Magnet Limited, Rosywood Holdings Limited and Golden Legend Limited, have agreed to a lock up period for its Resale Shares. For a period of 30 days following the closing of this offering, Cosmic Magnet Limited, Rosywood Holdings Limited and Golden Legend Limited may not offer, sell, pledge or otherwise dispose of any of their Shares without the prior written consent of the Representative.

General

18.	Explain to us the level of operations that you conduct in the People’s Republic of China (PRC), including the percentage of your revenues derived from customers in the PRC and percentage of products that you source from suppliers in the PRC. In this regard, your disclosure indicates that approximately 87.2% of your sales in 2023 were derived from East Asia and that you have customers, suppliers, and employees in the PRC. We further note that the crude oil market in China is discussed separately within the Industry Overview section of the prospectus. Please note that any operations in Hong Kong or Macau should be addressed in your response as well.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended the MD&A section at page 38 of the DRS/A to state that for the financial years ended December 31, 2022 and 2023, the percentage of revenue derived from customers in the PRC was 75.9% and 87.2% respectively, while the percentage of products that we source from suppliers in the PRC was 88.9% and 57.5% respectively. While we derive a substantial percentage of our revenue and products from customers and suppliers in the PRC, we do not have operations in the PRC or employees based in the PRC. However, our employees and key officers may frequently travel to the PRC to meet with our customers and suppliers. In this regard, we have revised our risk disclosure “We are subject to the risk of labor disputes” at page 16 to make clear that we employ our employees in Singapore only. For the avoidance of doubt, we do not have any operations in Hong Kong or Macau. The Company has plans to diversify its business into regions beyond the PRC, and may seek to develop oil logistics services capabilities, such as oil freight and storage services, as well as other renewable energy related services in order to do so. We have amended the Business section under “Our Strategies” at page 64 of the DRS/A to state the same.

19.	Please provide us with the following information regarding the proposed resale transaction in order to help us better understand your position that it is appropriately characterized as a secondary offering, rather than a primary offering in which the Resale Shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf:

●	Please clarify whether and when the shares being offered by the Resale Shareholders have been issued, as we note that there are placeholders for the date(s) of issuance on page Alt-2, while page 99 suggests that bracketed numbers of shares were issued to these entities on May 16, 2024. Please also confirm the length of time that the Selling Shareholders have held their shares.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the shares being offered by the Resale Shareholders have not currently been issued to them. We have revised the “History of Securities Issuances” section at page 99 of the DRS/A to replace the date of allotment of the shares with placeholders.

●	Provide additional detail regarding the background and nature of the transactions by which the Resale Shareholders and Selling Shareholders came to acquire or will acquire the shares they beneficially own, including how the price was or will be determined.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that Cosmic Magnet, Rosywood Holdings and Golden Legend Ventures will be the Resale Shareholders. Cosmic Magnet will acquire its shares for cash from Mega Origin, as agreed between Mr. Xie and Cosmic Magnet’s beneficial shareholder, Tan Siok Sing, for Tan Siok Sing’s investment into Delixy as a pre-IPO investment, being US$500,000 for 4.9% of Delixy at a US$10.0 million valuation in early 2023, as well as to reward Tan Siok Sing for agreeing to assist the Company to expand its business in Southeast Asia following listing by introducing customers from Southeast Asia to the Company given his background experience in commodities trading. Likewise, Rosywood Holdings will acquire its shares for cash from Mega Origin, as agreed between Mr. Xie and Rosywood Holding’s beneficial shareholder, Wu Ke’Er Holly Elenna, for Wu Ke’Er Holly Elenna’s investment into Delixy as a pre-IPO investment, being US$500,000 for 4.9% of Delixy at a US$10.0 million valuation in early 2023, as well as for Wu Ke’Er Holly Elenna having previously been a consultant to the Company by introducing and managing customers to the Company over the years. Golden Legend Ventures will acquire its shares for cash at par from Mega Origin, as agreed between Mr. Xie and Golden Legend’s beneficial shareholder, Chor Chung Heong, as a result of Chor Chung Heong having been an adviser to the Company on corporate finance matters over the years, including but not limited to this IPO exercise.

Novel Majestic and Mega Origin will be the Selling Shareholders. Novel Majestic will acquire its shares for cash from Mega Origin, as agreed between Mr. Xie and Novel Majestic’s beneficial shareholder, Tran Tieu Cam, for cash at par as a result of Tran Tieu Cam having furthered the business of the Company in Southeast Asia since 2018 by introducing customers to the Company. Mega Origin is beneficially owned by Mr. Xie.

●	Clarify whether the lead underwriter for the initial public offering has any role in, or direct or indirect participation in, facilitating the primary sales of shares to the Selling Shareholders and Resale Shareholders.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the lead underwriter for the initial public offering, Bancroft Capital LLC, does not have any role in, or direct or indirect participation in, facilitating the primary sales of shares to the Selling Shareholders and Resale Shareholders.

●	Disclose how and when the Selling Shareholders and Resale Shareholders were selected to participate in the primary and resale offerings, respectively.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the Resale Shareholders are selected based upon their services previously provided and/or to be provided after the offering.

●	Explain the nature of the Selling Shareholders’ and Resale Shareholders’ businesses.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the nature of the Selling Shareholders’ and Resale Shareholders’ businesses are as follows:-

Selling Shareholders

(i)	Novel Majestic – investment holding. The beneficial owner carries on the business of business consultancy.

(ii)	Mega Origin – investment holding. The beneficial owner is Mr. Xie.

Resale Shareholders

(i)	Cosmic Magnet – investment holding. The beneficial owner carries on the business of commodities trading.

(ii)	Rosywood Holdings – investment holding. The beneficial owner carries on the business of business consultancy.

(iii)	Golden Legend Ventures – investment holding. The beneficial owner carries on the business of corporate advisory.

●	Explain how you intend to determine the number of shares to be sold through the resale offering relative to the primary offering and why you have structured the offerings to include the Selling Shareholders’ shares in the primary offering rather than the resale offering.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the number of shares to be sold through the resale offering was determined by reference to services provided and/or to be provided by them to the Company and the number of shares held by the Resale Shareholders. The Selling Shareholders’ shares sold pursuant to the primary offering are fully underwritten by the underwriter. That means the Selling Shareholders will definitively receive that certain amount for shares sold. Mega Origin is wholly-owned by Mr. Xie and it was therefore appropriate for the Company to permit him to sell certain shares in the primary offering for all the services he has provided to the Company over the years as the founder. Novel Majestic is wholly-owned by Tran Tieu Cam to permit her to sell shares in the primary offering as she had introduced customers and contributed to the success of the Company. If such shares were to be placed into the resale offering, there is no certainty that such shares can be sold and at what price. Accordingly, to give certainty to the Selling Shareholders, certain of their shares were permitted to be sold as part of the primary offering. All of their remaining shares are locked up for 180 days after the offering.

●	The defined terms section of the prospectus indicates that the Resale Shareholders are wholly-owned by “independent third parties,” but the discussion of your restructuring at page F-7 indicates that each of the Resale Shareholders are part of such restructuring and that it is considered a “merger of entities under common control.” Explain why you characterize the Resale Shareholders as controlled by independent third parties.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the Group restructuring was an internal reorganization for the purposes of structuring the Group in anticipation of the offering. Each of the shareholders other than Mega Origin (which is owned by Mr. Xie) and Novel Majestic (which is owned by Tran Tieu Cam) are independent third parties by virtue of them being “persons or company who or which is independent and not a 5% owner of, does not control and is not controlled by or under the common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.” Such definition is stated on page vii of the Registration Statement. We are of the opinion that participation in an internal group reorganization would not in itself disqualify these shareholders from being independent, as the criteria above were true both before and after the reorganization.

●	Discuss how the lock-up arrangements applicable to the primary and resale offerings were negotiated, including why the Selling Shareholders are exempt from lock-up provisions only with respect to their shares being sold in the primary offering and why the Resale Shareholders are subject to different, shorter lock-up arrangements that may be waived by the underwriter. Further, Dragon Circle is not defined as a Selling Shareholder or Resale Shareholder, but page 108 indicates that it will be subject to a separate 90 day lock-up period. Please explain why that is the case and confirm whether Dragon Circle is participating in the primary or resale offering.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that those shares sold by the Selling Shareholders in the offering form part of the offering so those sale shares cannot be subject to a lock up as they are fully underwritten by the underwriter who then sells these shares to investors at the IPO. All remaining shares held by the Selling Shareholders are subject to a lock-up as described in the registration statement.

Regarding the Resale Shareholders:

1.	All Resale Shareholders are subject to a 30-day lock-up period, which may be waived by the Representative.

2.	As Independent Third Parties, their lock-up period differs from major shareholders and was determined through arm’s length commercial negotiations.

3.	The Representative retains discretion to waive the lock-up if additional share liquidity is needed.

4.	If this discretionary waiver is a concern, we are willing to amend the lock-up agreements to remove this provision.

To ensure post-offering price stability:

1.	Dragon Circle, though neither a Resale Shareholder nor a Selling Shareholder, is subject to a 90-day lock-up.

2.	This measure prevents flooding the market with additional shares, given the registered Resale Shares.

3.	Furthermore, it prioritizes IPO investors’ ability to exit their positions before those who acquired interests at a lower valuation.

4.	We believe that this structure provides investor confidence in the orderly disposal of shares.

We emphasize that Dragon Circle is not participating in the primary or resale offering.

20.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that neither us nor anyone authorized by us has presented to potential investors in reliance on Section 5(d) of the Securities Act. We will submit any written communications that are presented to potential investors in reliance on Section 5(d) prior to the effectiveness of the registration statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

Delixy Holdings Limited

/s/ Xie, Dongjian
Name:	Xie, Dongjian
Title:	Chairman and Chief Executive Officer